Filed pursuant to Rule 433
Dated July 18, 2019

Relating to
Preliminary Pricing Supplement No. 2,258 dated July 18, 2019 to
Registration Statement No. 333-221595

Global Medium-Term Notes, Series I

Fixed/Floating Rate Senior Notes Due 2025

Issuer:	Morgan Stanley
Principal Amount:	$2,000,000,000
Maturity Date:	July 22, 2025
Trade Date:	July 18, 2019
Original Issue Date (Settlement):	July 23, 2019 (T+3)
Interest Accrual Date:	July 23, 2019
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.35%
All-in Price:	99.65%
Net Proceeds to Issuer:	$1,993,000,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding July 22, 2024
Floating Rate Period:	From and including July 22, 2024 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, 2.720% per annum; during the Floating Rate Period, as described in the specific formula described in the above-referenced preliminary pricing supplement
Base Rate:
SOFR (compounded daily over a quarterly Interest Payment Period in accordance with the specific formula described in the above-referenced preliminary pricing supplement). As further described in the above-referenced preliminary pricing supplement, (i) in determining the Base Rate for a U.S. Government Securities Business Day, the Base Rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day

Spread (Plus or Minus):	Plus 1.152% (to be added to the accrued interest compounding factor for an Interest Payment Period)
Index Maturity:	Daily
Index Currency:	U.S. Dollars
Interest Calculation:
As further described in the above-referenced preliminary pricing supplement, during the Floating Rate Period, accrued interest on the notes will be calculated by multiplying the principal amount of the notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the Interest Payment Period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. The interest rate applicable to a given day is the sum of the accrued interest compounding factor described in the above-referenced preliminary pricing supplement plus the Spread

Interest Payment Periods:
During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly.
With respect to an Interest Payment Date during the Floating Rate Period, the period from and including the second most recent Interest Payment Period End-Date (or from and including July 22, 2024 in the case of the first Interest Payment Period during the Floating Rate Period) to but excluding the immediately preceding Interest Payment Period End-Date; provided that (i) the Interest Payment Period with respect to the final Interest Payment Date (i.e., the Maturity Date) will be the period from and including the second-to-last Interest Payment Period End-Date to but excluding the Maturity Date (the final Interest Payment Period End-Date) and (ii) with respect to such final Interest Payment Period, the level of SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date shall be the level of SOFR in respect of such Rate Cut-Off Date
Interest Payment Period End-Dates:
With respect to the Floating Rate Period, the 22nd of each January, April, July and October, commencing October 2024 and ending on the Maturity Date; provided that if any scheduled Interest Payment Period End-Date, other than the Maturity Date, falls on a day that is not a business day, it will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the Interest Payment Period End-Date will be the immediately preceding business day. If the scheduled final Interest Payment Period End-Date (i.e., the Maturity Date) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled final Interest Payment Period End-Date

Interest Payment Dates:
With respect to the Fixed Rate Period, each January 22 and July 22, commencing January 22, 2020 to and including July 22, 2024; with respect to the Floating Rate Period, the second business day following each Interest Payment Period End-Date; provided that the Interest Payment Date with respect to the final Interest Payment Period will be the Maturity Date. If the scheduled Maturity Date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to the Maturity Date
Day Count Convention:	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360
Optional Redemption:
Optional Make-Whole Redemption, on or after January 22, 2020 and prior to July 22, 2024, in whole at any time or in part from time to time, as described in the below-referenced Prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-Whole Redemption of Debt Securities,” provided that (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to July 22, 2024 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on July 22, 2024 (“remaining life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life
In addition, the Issuer may, at its option, redeem the notes, in whole but not in part, on July 22, 2024, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities—Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	617446 8J1

ISIN:	US6174468J17
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg
Prohibition of Sales to EEA Retail Investors:	Applicable

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement No. 2,258 dated July 18, 2019
Prospectus Supplement dated November 16, 2017
Prospectus dated November 16, 2017

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.